                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                                   FORM 11-K

[X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

             For the fiscal year ended............December 31, 1999

                                      OR

[_]          TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from.................. to ...........
             Commission file number ........................................

             A. FMC CORPORATION 401 (k) PLAN FOR EMPLOYEES COVERED BY A COLLECTIVE BARGAINING AGREEMENT

                           (Full title of the Plan)

             B.   FMC CORPORATION
             200  East Randolph Drive, Chicago, Illinois 60601
                         (Name and Address of Issuer)




        SIGNATURES
        ----------

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    FMC CORPORATION 401 (k) PLAN FOR
                                    EMPLOYEES COVERED BY A COLLECTIVE
                                    BARGAINING AGREEMENT


                                    By  /s/ Steven H. Shapiro
                                        -------------------------
                                    Associate General Counsel and
                                    Assistant Secretary

Dated: June 28, 2000

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT



TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                                     Page(s)
                                                                                                                     ------
Independent Auditors' Report.......................................................................                     1

Financial Statements:

     Statements of Net Assets Available for Benefits...............................................                     2

     Statements of Changes in Net Assets Available for Benefits....................................                     3

     Notes to Financial Statements.................................................................                    4-8
                                                                                                       Schedule
                                                                                                       --------

Schedule of Assets Held for Investment Purposes....................................................        1            9

                         Independent Auditors' Report
                         ----------------------------


The Employee Welfare Benefits Plan
Committee of FMC Corporation:

We have audited the accompanying statements of net assets available for benefits of the FMC Corporation 401(k) Plan for Employees Covered by a Collective Bargaining Agreement (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                               /s/ KPMG LLP


Chicago, Illinois
June 28, 2000

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Statements of Net Assets Available for Benefits
December 31, 1999 and 1998


                                           1999               1998
                                       ------------       ------------
Assets:

  Investments, at fair value           $ 32,024,840       $ 17,564,357

  Receivables from participants:
    Contributions                                 -             48,561
    Loans                                 1,887,787            915,120
                                       ------------       ------------
Net assets available for benefits      $ 33,912,627       $ 18,528,038
                                       ============       ============

The accompanying notes are an integral part of these financial statements.

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1999 and 1998


                                             1999             1998
                                        -------------    -------------
Additions:
 Net appreciation in fair
  value of investments                  $   1,980,160    $   1,564,557
 Interest and dividend income               1,167,380        1,071,384
 Contributions                              2,732,737        3,073,064
                                        -------------    -------------

Total additions                             5,880,277        5,709,005
                                        -------------    -------------

Deductions:
 Distributions to participants              2,464,319          663,193
 Administrative expenses                       29,769           30,415
                                        -------------    -------------

Total deductions                            2,494,088          693,608
                                        -------------    -------------

Net additions prior to transfers
 and other changes                          3,386,189        5,015,397


Net transferred in (out) (Note 5)          11,998,400       (6,764,552)
                                        -------------    -------------

Net additions (deductions)                 15,384,589       (1,749,155)

Net assets available for benefits,
 beginning of year                         18,528,038       20,277,193
                                        -------------    -------------

Net assets available for benefits,
 end of year                            $  33,912,627    $  18,528,038
                                        =============    =============

The accompanying notes are an integral part of these financial statements.

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Notes to Financial Statements

December 31, 1999 and 1998

--------------------------------------------------------------------------------

 (1)    Summary of the Plan

        The following summary of the FMC Corporation 401(k) Plan for Employees Covered by a Collective Bargaining Agreement (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        (a)   General

        The Plan was established on April 1, 1987 to provide retirement and certain other benefits for eligible hourly employees of FMC Corporation (the Company). The Plan was amended and restated as of January 1, 1999 to reflect plan changes and changes in the Internal Revenue Code. The Plan is a qualified salary reduction plan under Section 401(k) of the Internal Revenue Code. The Plan is for employees covered by a collective bargaining agreement at six of the Company's locations. Employee eligibility in the Plan varies by location, as set forth in the Plan document. The Plan is a defined contribution plan and is funded by employees' contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA). The Plan is administered by the FMC Employee Welfare Benefits Plan Committee.

        (b)   Trust Agreement

        Effective June 1, 1997, the Company and Fidelity Management Trust Company (the Trustee) established a trust (the Trust) for investment purposes as part of the Plan. The Trust replaced a predecessor trust established with Prudential Defined Contributions Services (Prudential). At the same time, the Trustee also became the Plan's record keeper.

        (c)   Contributions

        Participants may currently elect to have their compensation reduced by an amount between 1% and 15% of the participant's compensation in the aggregate, subject to adjustments to reflect changes in the cost of living. The aggregate amount of such reductions is contributed to the Plan trust on a pretax basis, subject to Internal Revenue Service (IRS) limitations. Provisions of the Plan agreement regarding contributions are the same for all locations covered by the Plan. Participant contributions are nonforfeitable.

        (d)   Investment Options

        Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments in any of the following investment options:

        1)   FMC Stock Fund - Funds are invested in common stock of FMC
             Corporation.

        2) Stable Value Fund - Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. The selection of these contracts and administration of this fund is directed by the fund's investment manager. For the plan years ending December 31, 1999 and December 31, 1998, the effective annual yield was approximately 6.99%.

        3) Clipper Fund - Funds are invested in common stocks which are considered undervalued by the fund manager and in long-term bonds.

        4) Mutual Qualified (Z) Fund - Funds are invested primarily in common and preferred stocks which are considered undervalued by the fund manager.

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Notes to Financial Statements

December 31, 1999 and 1998

--------------------------------------------------------------------------------


        5) Sequoia Fund - Fund investments are concentrated in a relatively small number of mostly U.S. - headquartered companies with long-term growth potential.

        6) Fidelity Puritan Fund - Funds are invested in high-yielding U.S. and foreign securities, including those in emerging markets.

        7) Fidelity Magellan Fund - Funds are primarily invested in common stocks of domestic and foreign companies.

        8) Fidelity Blue Chip Growth Fund - Funds are invested primarily in common stocks of well-known and established companies.

        9) Low-Priced Stock Fund - Funds are heavily invested in undervalued stocks or out-of-favor stocks.

       10) Diversified International Fund - Funds are invested primarily in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE Index.

       11) Retirement Government Money Market Fund - Funds are invested in short-term obligations of the U.S. Government or its agencies.

       12) U.S. Equity Index Pool Fund - Funds are invested primarily in common stocks of the 500 companies that comprise the S&P 500.

        The Fidelity Magellan Fund was added as an investment option during 1999. The participants may change their investment options and move their account balances within the funds as frequently as they choose.

        (e)   Participant Accounts

        Each participant's account is credited with the participant's contribution and Plan earnings and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. At December 31, 1999, 1,758 current and former employees participated in the Plan.

        (f)   Eligibility and Vesting

        Effective January 1, 1999, employees are eligible to participate in the plan immediately upon hire. Participants are immediately vested in their elective contributions plus actual earnings thereon.

        (g)   Payment of Benefits

        Upon termination of service or attainment of age 59 1/2, any participant may elect to immediately receive a lump-sum distribution equal to the vested interest in his or her account. Participants age 55 or older or whose accounts are valued at not less than $5,000 may, upon termination, elect to defer their lump-sum distribution or receive annual installments over a ten-year period.

        (h)   Expenses

        The compensation and expenses of the Trustee are paid by the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants' accounts as provided in the Plan.

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Notes to Financial Statements

December 31, 1999 and 1998
--------------------------------------------------------------------------------

        (i)   Withdrawals and Participants Loans

        Certain locations covered under the Plan allow participants to make hardship cash withdrawals (subject to the Plan's provisions, income taxation and IRS penalties) of some or all of their vested account balances. Additionally, at certain locations, eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant's vested account balance. Loans must be repaid over 60 months with interest at the prevailing market rates or some other reasonable rate as determined by the Company. Participant loans outstanding as of December 31, 1999 and 1998, which are reported under the Loan Fund, were $1,887,787 and $915,120, respectively.

        (j)   Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Plan and ERISA.

 (2)    Summary of Significant Accounting Policies

        The following are the significant accounting policies followed by the
        Plan:

        (a)   Basis of Accounting

        The Plan's financial statements are prepared on the accrual basis of accounting.

        (b)   Investment Transactions

        Security transactions are recorded in the financial statements on a settlement-date basis, which does not differ materially from a trade-date basis.

        (c)   Valuation of Investments

        Quoted or estimated market prices are used to value investments except for certain contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These contracts are valued at contract value which approximates fair value.

        (d)   Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets and liabilities during the reporting period. Actual results could differ from these estimates, but the plan administrator does not believe such differences will materially affect the Plan's net assets available for benefits or changes in net assets available for benefits.

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Notes to Financial Statements

December 31, 1999 and 1998
--------------------------------------------------------------------------------

 (3)    Investments

        Investments at fair value which represent 5% or more of the Plan's net assets available for benefits are separately identified below:


-------------------------------------------------------------------------------------------
                                                                     December 31,
                                                           --------------------------------
                                                              1999              1998
-------------------------------------------------------------------------------------------
       FMC Stock Fund                                      $1,364,827        $1,298,934
       Stable Value Fund                                    9,733,452         6,171,030
       Sequoia Fund                                         1,047,195         1,326,441
       Magellan Fund                                        3,285,371                 -
       Blue Chip Stock Fund                                 8,936,609         6,173,909
       U.S. Equity Index Pool Fund                          4,387,207                 -
-------------------------------------------------------------------------------------------

       During 1999 and 1998, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

-------------------------------------------------------------------------------------------
                                                                Year ended December 31,
                                                           --------------------------------
                                                               1999              1998
-------------------------------------------------------------------------------------------
       FMC Stock Fund                                          45,684        $ (269,416)
       Clipper Fund                                           (48,156)           (5,167)
       Mutual Qualified (Z) Fund                                 (466)             (747)
       Sequoia Fund                                          (277,057)          161,670
       Fidelity Puritan Fund                                  (37,039)           18,114
       Fidelity Magellan Fund                                 281,955                 -
       Fidelity Blue Chip Stock Fund                        1,344,845         1,536,025
       Low-Priced Stock Fund                                  (16,225)          (15,829)
       Diversified International Fund                         174,746            18,967
       U.S. Equity Index Pool Fund                            511,873           120,940
-------------------------------------------------------------------------------------------
                                                           $1,980,160        $1,564,557
-------------------------------------------------------------------------------------------

FMC CORPORATION 401(k) PLAN
FOR EMPLOYEES COVERED BY A
COLLECTIVE BARGAINING AGREEMENT

Notes to Financial Statements

December 31, 1999 and 1998
--------------------------------------------------------------------------------

(4)     Federal Income Tax Status

        The plan administrator and the Plan's counsel applied to the Internal Revenue Service for a determination letter and believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and that the plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, that the related Master Trust is exempt from tax under
        Section 501(a) of the Code. The plan administrator will amend the plan, if necessary, in order to achieve compliant status.


(5)     Plan Merger and Asset Transfers

        In January, 1999, the accounts for the Company's bargaining employee unit at Middleport, NY were merged into the FMC Employees' Thrift and Stock Purchase Plan (the FMC Salaried Plan). As a result, the plan transferred assets value of $594,460 to the FMC Salaried Plan. On June 30, 1999, FMC Corporation acquired the Tg Soda Ash operations of Elf AtoChem at Green River, WY. As a result of the acquisition, in September, 1999, the plan received $12,794,165 of assets from the former trustee of the Texas Gulf plan. In addition, the Plan transferred $201,305 to other plans and retirement accounts due to employee transfers and turnover, and to the FMC Salaried Plan due to moving certain hourly employees to salaried employee status.

        During 1998, four of the Company's bargaining employee units at Pocatello, ID; Kemmerer, WY; Lawrence, KS; and Carteret, NJ were merged into the FMC Employees' Thrift and Stock Purchase Plan (the FMC Salaried
        Plan). As a result, the plan transferred assets of $6,470,448 to the FMC Salaried Plan. In addition, the Plan transferred $294,104 to other plans and retirement accounts due to employee transfers and turnover, and to the FMC Salaried Plan due to moving certain hourly employees to salaried employee status.


(6)    Impact of Year 2000 Issue

        The Plan experienced no significant adverse effects in transition to the year 2000.

FMC CORPORATION 401(k) PLAN                                           Schedule 1
FOR EMPLOYEES COVERED BY A                                            ----------
COLLECTIVE BARGAINING AGREEMENT

Schedule of Assets Held for Investment Purposes

December 31, 1999

------------------------------------------------------------------------------------------------------------------------------------
                                                   Description of investment including                           Current value
 Identity of issue, borrower, lessor                 maturity date, rate of interest                            at December 31,
       or similar party                            collateral, par, or maturity value                               1999
------------------------------------------------------------------------------------------------------------------------------------
FMC Common Stock Fund                              FMC Corporation Stock
   Party in Interest                               23,814 shares                                                  $   1,364,827

Stable Value Fund                                  Portfolio includes investment contracts
                                                     offered by major insurance companies
                                                     and other approved financial institutions                        9,733,452

Clipper Fund                                       Stock Long-term Growth Fund                                          361,596

Mutual Qualified (Z) Fund                          Stock Long-term Growth Fund                                           52,350

Sequoia Fund                                       Stock Long-term Growth Fund                                        1,047,195

Fidelity Puritan Fund                              Stock and Bond Fund                                                  722,402

Fidelity Magellan Fund                             Stock Long-term Growth Fund                                        3,285,371

Fidelity Blue Chip Growth Fund                     Large Companies Stock Fund                                         8,936,609

Low-Priced Stock Fund                              Growth Mutual Fund                                                   693,511

Diversified International Fund                     Growth Mutual Fund of Foreign
                                                     Companies                                                          743,213

Retirement Government Money Market Portfolio       Money Market Mutual Fund                                             697,107

U. S. Equity Index Pool                            Stock Index Fund                                                   4,387,207

Participants' loans receivable                     Varying rate of interest 6.99% - 10.0%                             1,887,787

----------------------------------------------------------------------------------------------------------------------------------

Total assets held for investment purposes                                                                    $       33,912,627
==================================================================================================================================

See accompanying independent auditors' report.

EXHIBIT INDEX


NUMBER IN
EXHIBIT TABLE     DESCRIPTION
-------------     -----------
10.1              FMC Employees' 401 (k) Plan for Employees Covered by a
                  Collective Bargaining Agreement (incorporated by reference from Exhibit 4.5 to the Form S-8 filed on September 1, 1998).

23.1              Consent of KPMG LLP.